Exhibit 99.1

News Release

Orla Mining Reports Strong Second Quarter Operating Results

Equinox Gold transaction on track for Q3 closing

VANCOUVER, BC, July 9, 2026 /CNW/ - Orla Mining Ltd. (TSX: OLA; NYSE: ORLA) ("Orla" or the "Company") is pleased to provide an operational update for the second quarter ended June 30, 2026.

The Company produced 88,265 ounces of gold in the second quarter and 169,471 ounces of gold in the first half of the year, driven by outperformance at Musselwhite. Orla remains on track to achieve 2026 production guidance of 340,000 to 360,000 ounces of gold and All-In Sustaining Cost ("AISC")1 guidance of $1,550 to $1,750 per ounce of gold sold.

(All amounts expressed in millions of US dollars, as at June 30, 2026 and are unaudited)

Second Quarter Operational Update

Total Gold Production & Sales		Q2 2026	YTD Q2 2026
Total Gold Produced	oz	88,265	169,471
Total Gold Sold	oz	90,225	171,765

Musselwhite, Canada		Q2 2026	YTD Q2 2026
Ore Milled	tonnes	336,773	669,595
Milled Ore Gold Head Grade	g/t	6.38	6.33
Gold Produced	oz	67,077	130,062
Gold Sold	oz	67,717	131,821

Camino Rojo, Mexico		Q2 2026	YTD Q2 2026
Ore Stacked	tonnes	1,748,188	3,576,188
Stacked Ore Gold Grade	g/t	0.72	0.65
Gold Produced	oz	21,188	39,409
Gold Sold	oz	22,508	39,944

"The first half of the year exceeded expectations driven by outperformance at Musselwhite. Operations returned to normal at Camino Rojo following a brief interruption and we have important catalysts for the second half of the year including final permits for South Railroad and closing of our combination with Equinox Gold. Thanks to our teams across our portfolio for their dedication, hard work and achievements so far this year."

- Jason Simpson, President and Chief Executive Officer, Orla Mining

_________________________
1 AISC is a non-GAAP measure. See the "Non-GAAP Measures" section of this news release for additional information.

Musselwhite Operations

During the quarter, Musselwhite mined 320,659 tonnes of ore and processed 336,773 tonnes at a mill head grade of 6.38 g/t gold resulting in gold production of 67,077 ounces. The production outperformance was primarily due to improvements in stope sequencing and underground development rates.

During the quarter, 393 metres of reserve, and 13,647 metres of resource drilling were completed underground. On the surface, 5,734 metres of deep directional drilling targeting the down-plunge extension of the mine trend, and 2,329 metres of near-mine brownfields drilling were completed. A further 3,444 metres of lateral development was completed with 283 metres attributed to the advance of the 1080 exploration drift.

Camino Rojo Operations

During the quarter, Camino Rojo mined over 2.3 million tonnes of ore and nearly 3.0 million tonnes of waste, for an implied strip ratio of 1.28. A total of 1.7 million tonnes of ore were stacked at an average grade of 0.72 g/t gold equating to an average daily stacking rate of about 19.2 thousand tonnes.

Operations at Camino Rojo returned to normal on June 5 following a brief labour stoppage, with all parties reaching a productivity bonus agreement that was ratified by employees and signed before the Mexican labour authority on June 24.

Liquidity Position

During the second quarter, Orla made $35.0 million in debt repayments. Additionally, $182.7 million of convertible debentures were converted to equity, decreasing the Company's outstanding debt balance to $132.3 million. At June 30, 2026, Orla's cash position was $451.0 million, resulting in a net cash position of $318.7 million2.

Cash position – June 30, 2026	$451.0 million
Debt	($132.3) million
Net Cash[1]	$318.7 million

Update on Equinox Gold Transaction

The Company's transaction (the "Transaction") with Equinox Gold Corp. ("Equinox"), announced on May 13, 2026, remains on track to close during the third quarter 2026, subject to receipt of the required shareholder, court and Mexico competition approvals and satisfaction or waiver of other customary closing conditions.

The Company has received an interim order from the Supreme Court of British Columbia (the "Court"), which authorizes Orla to proceed with the Special Meeting of Shareholders and addresses other meeting related matters. Subject to receipt of the requisite approvals by shareholders, it is expected that Orla will apply for a final order of the Court approving the Transaction on or about July 28, 2026. The Company has also received a no action letter from the Commissioner of Competition. A no action letter provides written confirmation from the Commissioner of Competition that he or she does not, at that time, intend to make an application under section 92 of the Competition Act. This satisfies the Canadian competition approval closing condition to the Transaction.

___________________________
[2] Net Cash (Debt) is a non-GAAP measure. See the "Non-GAAP Measures" section of this news release for additional information.

Orla's upcoming special meeting of shareholders in connection with the Transaction is scheduled for July 22, 2026. Details regarding the special meeting of shareholders can be accessed online on Orla's website at https://orlamining.com/investors/special-meeting/ and under the Company's profile on SEDAR+ and EDGAR at www.sedarplus.ca and www.sec.gov, respectively.

Second Quarter 2026 Conference Call

Orla expects to release its second quarter 2026 operating and financial results on Tuesday, August 4, 2026, and will host a conference call on Wednesday, August 5, 2026, at 10:00 AM, Eastern Time, to provide a corporate update.

Dial-In Numbers / Webcast:

International:                    +1 585-542-9983

US Toll Free:                    +1 833-461-5787

Canada - Toll-Free:          +1 833 769 6440

Meeting ID:                      559 266 935

Webcast:                          https://orlamining.com/investors/

Qualified Persons Statement

The scientific and technical information in this news release was reviewed and approved by Mr. J. Andrew Cormier, P. Eng., Chief Operating Officer of the Company, who is the Qualified Person as defined under NI 43-101 standards.

About Orla Mining Ltd.

Orla's corporate strategy is to acquire, develop, and operate mineral properties where the Company's expertise can substantially increase stakeholder value. The Company has three material projects, consisting of two operating mines and one development project, all 100% owned by the Company: (1) Camino Rojo, in Zacatecas State, Mexico, an operating gold and silver open-pit and heap leach mine. The property covers over 139,000 hectares which contains a large oxide and sulphide mineral resource, (2) Musselwhite Mine, in Northwestern Ontario, Canada, an underground gold mine that has been in operation for over 25 years and produced over 6 million ounces of gold, with a long history of resource growth and conversion, and (3) South Railroad, in Nevada, United States, a feasibility-stage, open pit, heap leach gold project located on the Carlin trend in Nevada. The technical reports for the Company's material projects are available on Orla's website at www.orlamining.com, and on SEDAR+ and EDGAR under the Company's profile at www.sedarplus.ca and www.sec.gov, respectively.

For further information, please contact:

Andrew Bradbury
Vice President, Investor Relations & Corporate Development

www.orlamining.com
investor@orlamining.com

Non-GAAP Measures

The Company has included certain performance measures in this news release which are not specified, defined, or determined under generally accepted accounting principles (in the Company's case, International Financial Reporting Standards ("IFRS")). These are common performance measures in the gold mining industry, but because they do not have any mandated standardized definitions, they may not be comparable to similar measures presented by other issuers. Accordingly, the Company uses such measures to provide additional information and you should not consider them in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles ("GAAP").  In this section, all currency figures in tables are in millions, except per-share and per-ounce amounts.

Net Cash (Debt)

Net cash (debt) is calculated as cash and cash equivalents and short-term investments less total debt at the end of the reporting period.  This measure is used by management to measure the Company's debt leverage. The Company believes that net cash is useful in evaluating the Company's leverage and is also a key metric in determining the cost of debt.

NET CASH (DEBT)	Jun 30, 2026	Dec 31, 2025
Cash and cash equivalents	$ 451.0	$ 420.8
Debt	(132.3)	(385.0)
NET CASH (DEBT)	$ 318.7	$ 35.8

All-In Sustaining Cost

The Company has provided AISC performance measures that reflect all the expenditures that are required to produce an ounce of gold from operations. While there is no standardized meaning of the measure across the industry, the Company's definition conforms to the AISC definition as set out by the World Gold Council in its guidance dated November 14, 2018. Orla believes that this measure is useful to market participants in assessing operating performance and the Company's ability to generate cash flow from operating activities.

Preliminary Financial Results

The financial results contained in this news release for the six-month period ended June 30, 2026 are preliminary. Such results represent the most current information available to the Company's management, as the Company completes its financial procedures. The Company's interim consolidated financial statements for such period may result in material changes to the financial information contained in this news release (including by any one financial metric, or all of the financial metrics, being below or above the figures indicated) as a result of the completion of normal accounting procedures and adjustments.

Forward-looking Statements

This news release contains certain "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities legislation and within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, including, without limitation, statements regarding: the Company's 2026 guidance; receipt of final permits for South Railroad; closing of the Transaction with Equinox Gold, including receipt of shareholder, Court and Mexico competition approval; and the Company's goals and strategies.  Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made and they involve a number of risks and uncertainties. Certain material assumptions regarding such forward-looking statements were made, including without limitation, assumptions regarding: future price of gold and silver; anticipated costs and the Company's ability to fund its programs; the Company's ability to carry on exploration, development, and mining activities; tonnage of ore to be mined and processed; ore grades and recoveries; decommissioning and reclamation estimates; currency exchange rates remaining as estimated; prices for energy inputs, labour, materials, supplies and services remaining as estimated; the Company's ability to secure and to meet obligations under property agreements, including the Layback Agreement with Fresnillo plc; that all conditions of the Company's credit facility will be met; the timing and results of drilling programs; mineral reserve and mineral resource estimates and the assumptions on which they are based; the discovery of mineral resources and mineral reserves on the Company's mineral properties; that political and legal developments will be consistent with current expectations; the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction, and operation of projects; the timing of cash flows; the costs of operating and exploration expenditures; the Company's ability to operate in a safe, efficient, and effective manner; the Company's ability to obtain financing as and when required and on reasonable terms; that the Company's activities will be in accordance with the Company's public statements and stated goals; and that there will be no material adverse change or disruptions affecting the Company or its properties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: uncertainty and variations in the estimation of mineral resources and mineral reserves; risks related to the Company's indebtedness and gold prepay; risks related to exploration, development, and operation activities; foreign country and political risks, including risks relating to foreign operations; tailings risks; reclamation costs; delays in obtaining or failure to obtain governmental permits, or non-compliance with permits; tailings risks; reclamation costs; environmental and other regulatory requirements; loss of, delays in, or failure to get access from surface rights owners; uncertainties related to title to mineral properties; water rights; risks related to natural disasters, terrorist acts, health crises, and other disruptions and dislocations; financing risks and access to additional capital; risks related to guidance estimates and uncertainties inherent in the preparation of feasibility studies and preliminary economic assessments; uncertainty in estimates of production, capital, and operating costs and potential production and cost overruns; the fluctuating price of gold and silver; risks related to the Cerro Quema Project; unknown liabilities in connection with acquisitions; global financial conditions and tariff risks; uninsured risks; climate change risks; competition from other companies and individuals; conflicts of interest; risks related to compliance with anti-corruption laws; volatility in the market price of the Company's securities; assessments by taxation authorities in multiple jurisdictions; foreign currency fluctuations; litigation risks; the Company's ability to identify, complete, and successfully integrate acquisitions; intervention by non-governmental organizations; outside contractor risks; risks related to historical data; risks related to the Company's foreign subsidiaries; risks related to the Company's accounting policies and internal controls; the Company's ability to satisfy the requirements of the Sarbanes-Oxley Act of 2002; enforcement of civil liabilities; the Company's status as a passive foreign investment company (PFIC) for U.S. federal income tax purposes; information and cyber security; the Company's significant shareholders; gold industry concentration; shareholder activism; other risks associated with executing the Company's objectives and strategies; as well as those risk factors discussed in the Company's most recently filed management's discussion and analysis, as well as its annual information form dated March 19, 2026, which are available on www.sedarplus.ca and www.sec.gov. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

SOURCE Orla Mining Ltd.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/July2026/09/c4156.html

%CIK: 0001680056

CO: Orla Mining Ltd.

CNW 06:00e 09-JUL-26